Exhibit 99.1

For Immediate Release:

TILMAN J. FERTITTA TO COMMENCE CASH TENDER OFFER
FOR MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS AT $9.25 PER SHARE

Offer Will Provide 30% Premium to MSSR Stockholders

Fertitta Committed to Completing Value-Enhancing Transaction

Houston, TX – April 4, 2011 — Tilman J. Fertitta today announced that he intends to commence, through his affiliate LSRI Holdings, Inc., a subsidiary of Landry’s Restaurants, Inc. (collectively, “Landry’s”), an all-cash offer to acquire all of the issued and outstanding shares of common stock of McCormick & Schmick’s Seafood Restaurants, Inc. (Nasdaq: MSSR) (“MSSR”) not already owned by Fertitta or his affiliates for $9.25 per share.  The offer will represent an attractive premium of approximately 30% to the closing price of MSSR’s shares on Friday, April 1, 2011.  Fertitta owns directly approximately 10.1% of the outstanding common stock of MSSR, making him one of MSSR’s largest stockholders.

Fertitta remarked, “We believe the offer represents a unique opportunity for MSSR’s stockholders to realize the value of their shares at a significant premium to MSSR’s current and recent stock price.”  Full details of the tender offer will be included in Landry’s formal offer to purchase and related materials which will be publicly filed with the Securities and Exchange Commission on Schedule TO and subsequently mailed to MSSR stockholders.  Fertitta is requesting a list of MSSR stockholders and expects to mail the formal offer to purchase and related materials to MSSR’s stockholders as soon as possible following receipt of the stockholder list.

The tender offer will be subject to customary conditions, including (i) there being validly tendered and not withdrawn that number of shares of common stock of MSSR, when combined with the shares owned by Fertitta and his affiliates, would represent at least 90% of the total number of then-outstanding shares calculated on a fully diluted basis, (ii) MSSR’s Board of Directors having approved the offer and the potential merger thereafter under Section 203 of the Delaware General Corporation Law or Landry’s being satisfied, in its sole discretion, that Section 203 of the DGCL is inapplicable, (iii) MSSR not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Landry’s ability to acquire MSSR or otherwise diminishing the expected value to Landry’s of the acquisition of MSSR, (iv) Landry’s entering into a definitive agreement regarding financing to complete the purchase of all of the outstanding shares, and (v) the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Fertitta is fully committed to pursuing this transaction, and has secured a financing commitment from Jefferies Group, Inc. relating to the offer.

Okapi Partners LLC will be the Information Agent for the tender offer and any questions or requests for the offer to purchase and related materials with respect to the tender offer may be directed to 1-877-285-5990 when they become available.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES.  THE SOLICITATION AND THE OFFER TO BUY MSSR’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT LANDRY’S INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION.  MSSR STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.  STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED  MATERIALS  WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC’S  WEBSITE  AT  WWW.SEC.GOV  OR FROM LANDRY’S  BY  CONTACTING OKAPI PARTNERS LLC AT 1-877-285-5990 (TOLL-FREE FROM THE U.S) WHEN THEY BECOME AVAILABLE.